Appendix III

Subsidize Policy on New Energy Vehicle

Zhu Hongren, Chief Engineer of Ministry of Industry and Information, press spokesman, introduces national industry and information condition of last three quarters, unscrambled hot issues and answered the questions raised by correspondents.

BJTV:Fist, how do you review the tendency of productivity excess, and how to solve the problem by company merger and restructuring? Second, about new energy cars, compared with traditional cars, it is comparatively hard to make profit from new energy cars, do you have any policies to motivate the development of new energy car industry, and what is your opinion about the future of new energy cars?

Zhu: About first question, productivity excess, I do not think we have this problem, I will give you some reasons: 1.Since we entered WTO in 2001, we maintain the momentum of rapid development. From 2002 to 2007, sales of automobiles increased 25% every year. This rate reduced to 6.6% in 2008 due to financial crisis, however, in 2009, it rebounded to 40%, and this year, 36% from January to September. The rapid growth is mainly because of our encouraging policy for car consumption. In 2009, sales of cars increased were 4.28 million units, and cars with engine capacity under 1.6L increased 3 million compared with last year, taking 70% of the total number. Our country encourages people to buy cars with engine capacity under 1.6L . Besides, the policy of go to the countryside motivates the sales in countryside, and 1.67 million cars were sold to countryside. In the last nine months this year, we have produced and sold over 17 million cars, increase 25% compared with last year.

Mr.Zhu Hongen: We still have another reference point. According to the demands and the average amount of cars, the auto market still has room to develop. At present, the total amount of cars per one thousand people is 48 cars, while world average level per one thousand people is 140 cars, the average level per one thousand people in developed country is 600 cars.
As we can see, we have relatively large developing room for auto market, but we still should pay attention to the supporting factors like resources, energy and environment. China's crude oil reliance on import has exceeded 50%. Currently, one car would consume one to two tons oil. If we count it in

accordance with developing country's consuming level, the oil consumption in our country will increase to a large extent. The pollution caused the cars also draws our attention. The pollution and congestion caused by the use of cars has been a great challenge. Therefore, we should not only emphasis we have developing room in auto market, but also put the development and environment in harmony.

Mr. Zhu Hongren: As we mentioned before, in this case, we should make great effort in developing energy-saving cars and new energy cars, which is an important strategic measurement to cope with the challenges of energy and environment, how to cultivate strategic new industry, build new country and realize sustainable development. In order to clarify the developing direction of energy-saving cars and new energy cars, Ministry of Industry and Information Technology , national development and reform committee and Ministry of Technology work with enterprises to study on the feasibility of technology used on energy-saving and new energy cars, and they have reached common senses. We will take electric cars as main strategic orientation for auto industry transformation. We'll put more emphasis on motive batteries, motor, electric control technology and facilitate the industrialization of pure electric cars, plugged hybrid motive cars so as to realize the great-leap-forward development of auto industry. Meanwhile, we will accelerate the R&D and application on auto energy-saving technology , promote energy-saving cars. In this aspect, the country carried out a series of subsidy measurements energy-saving and new energy cars, which shows mainly in the following three aspects:

Mr. Zhu Hongren ; First, the promotion of energy-saving and new energy cars in the common service field. In January 2009, we have done the promotion in 13 cities, and promoted over 4700 cars as of the end of the year; in May of this year, the testing points has been increased from 13 to 20 cities.

Second, to carry out subsidy measurement on buying energy-saving and new energy cars by individual. We will choose five cities as the testing points this year. On July 6, the measurement will be first carried out in Shenzhen city. Third, promote energy-saving cars. In May of this year, the financial departments and other three departments carried out implementation rules:

The Central Financial department will subsidize RMB 3,000 to consumers who buy the car with the swept volume lower than (including)1.6L.

我国对一系列节能和新能源汽车实施补贴政策

中央政府门户网站 www.gov.cn 2010年10月28日 来源：中国政府网

【字体：大 中 小】 打印本页 关闭窗口

工业和信息化部总工程师、新闻发言人朱宏任介绍前三季度全国工业通信业运行形势、淘汰落后等工作进展情况，解读当前工业领域热点难点问题，并答记者问。

[北京电视台记者]第一，您如何看待我国汽车产业产能过剩的态势，下一步怎样通过企业的兼并重组改善这个问题？第二，关于新能源汽车。在市场上在新能源汽车做的比较好的企业，有其他的利润增长点，比如说电池或者充电设备，对于传统车企目前的盈利比较困难，工信部有什么样的措施加强新能源汽车发展的市场动力，如何看待新能源汽车在我国未来的前景？

[朱宏任]关于第一个问题，汽车行业产能过剩的问题，最近媒体上炒的比较厉害，有些人提到说中国面临产能过剩的威胁，有的人讲中国不存在这方面的问题，我想提供几个参考点作为你判断的依据。第一，自2001年中国加入WTO以来，我国汽车市场保持着快速发展势头。2002年-2007年，我国汽车销量年均增长25%。2008年受金融危机影响，汽车销量增长率一度下降到6.6%，而2009年增长速度又回升到40%左右，今年1-9月份这个增长速度是36%。我们汽车现在的快速增长实际上主要得益于国家鼓励汽车消费政策的直接拉动，和国家政策支持有很大关系。2009年在汽车销量同比增加的428万辆中，其中1.6升排量及以下的乘用车销量同比增长了近300万辆，占增长总量70%左右，增量中的70%是国家鼓励的1.6升及1.6升以下的汽车。另外，去年汽车下乡政策推动，汽车下乡也达到167万辆。今年前9个月，中国的汽车产销量都超过了1300万辆，预计全年汽车产销可能达到1700万辆左右，同比增长25%左右。

[朱宏任]还有一个参考点，从需求和人均保有量看，我国汽车还有一定的发展空间。目前我国千人汽车保有量为48辆，而世界平均水平千人保有量为140辆，发达国家是600辆。我们看到，我国汽车具有较大发展空间的同时，也必须特别指出，在汽车发展的过程中还要注意到资源、能源、环境的支撑因素，中国现在的原油对外依存度已经超过了50%，在现阶段一辆汽车的用油，轿车要达到一吨到两吨的水平。如果真要按照世界发达国家的汽车保有量，我们国家的能源消耗将大大增加。汽车造成的污染，特别是在一些大城市汽车拥堵已经成为了一个非常现实的挑战，许多方面都提出要高度重视汽车造成的环境污染和拥堵问题。汽车发展过程中一定不能只是一方面或者单方面的强调汽车

有发展的空间，而应该把汽车发展的环境和如何实现和谐发展作为大的系统工程综合考虑。

[朱宏任]与刚才的问题相衔接，在这种情况下，应该积极大力发展节能汽车和新能源汽车，这是我国应对能源和环境挑战、培育战略性新兴产业、建设创新型国家、实现可持续发展的重大战略举措。为了尽快明确我国节能与新能源汽车的发展方向，工信部正在和国家发改委、科技部以及有关专家和企业一起，对我国节能与新能源汽车的技术路线进行研究论证，而且现在已经基本形成了共识。 我说的基本共识也就是基本思路，以纯电动汽车为我国汽车工业转型的主要战略取向，重点突破动力电池、电机、电控技术，推动纯电动汽车，插电式混合动力汽车的产业化，实现我国汽车工业的跨越式发展。同时加快汽车节能技术的研发与应用，大力推广普及节能汽车，全面提高我国汽车燃油经济性总体水平。在这方面，国家也实施了一系列的节能与新能源汽车的补贴政策，重点包括三个方面：

[朱宏任]一是在公共服务领域节能与新能源汽车示范推广。2009年1月在13个城市开展示范推广工作，当年推广各类节能与新能源汽车4700多辆；今年5月，将试点城市从13个扩大到20个。二是开展私人购买新能源汽车补贴试点。今年先选择5个城市进行试点。7月6日，正式启动深圳市私人购买新能源汽车试点工作。三是推广节能汽车。今年5月，财政部等四部委下发节能产品惠民工程节能汽车推广实施细则，中央财政对消费者购买1.6升及以下车型的节能乘用车给予每辆3000元补助。

（责任编辑： 史博 ） 【E-mail推荐 发送 】【纠错】 打印本页 关闭窗口